SCHEDULE 13D

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Nature Vision, Inc.

(Name of Issuer)

Common Stock, par value $.16 per share

(Title of Class of Securities)

63902E 10 6

(CUSIP Number)

J.C. Anderson
Inchan Hwang
Gray Plant Mooty
500 IDS Center
Minneapolis, Minnesota  55402
(612) 632-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 8, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  63902E 10 6

1.	Names of Reporting Persons.

Richard P. Kiphart

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not applicable

(a)

(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not applicable

6.	Citizenship or Place of Organization United States

Number of	7. Sole Voting Power 650,752**
Shares
Beneficially
Owned by	8. Shared Voting Power 0
Each
Reporting
Person	9. Sole Dispositive Power 650,752**
With:

10. Shared Dispositive Power 0

** See Item 5.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 650,752**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 25.8%**

14.	Type of Reporting Person (See Instructions) IN

** See Item 5.

Item 1.	Security and Issuer.

The class of equity security to which this Schedule 13D relates is common stock, par value $.16 per share, of Nature Vision, Inc.  The name and address of the principal executive offices of the issuer of such securities are Nature Vision, Inc., 1480 Northern Pacific Road, Brainerd, Minnesota 56401.

Item 2.	Identity and Background.

(a)  This statement is being filed by Richard P. Kiphart.

(b)  Mr. Kiphart’s address is c/o William Blair & Company, L.L.C., 222 West Adams Street, Chicago, Illinois 60606.

(c)  Mr. Kiphart is a principal of William Blair & Company, L.L.C., an investment banking firm.

(d)  During the last five years, Mr. Kiphart has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, Mr. Kiphart has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Kiphart is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 19, 2007, Nature Vision, Inc. (the “Company”) borrowed $1,000,000 from Mr. Kiphart, a director of the Company, under the terms of a Demand Promissory Note dated October 19, 2007 to meet its short term cash flow requirements.  The Demand Promissory Note was subject to Mr. Kiphart’s demand for payment at any time after January 19, 2008.

On July 8, 2008, Mr. Kiphart agreed to extend the term of the said loan to the Company and the Company issued a Demand Promissory Note in the principal amount of $1,000,000 bearing interest at 15% per annum and subject to Mr. Kiphart’s demand for payment at any time after June 30, 2010 (the “Renewal Note”) to replace the Demand Promissory Note dated as of October 19, 2007.  In consideration for the Renewal Note, the Company issued to Mr. Kiphart a warrant to purchase 100,000 shares of the Company’s common stock at an exercise price of $1.31 per share under the terms and conditions of the Warrant for the Purchase of Shares of Common Stock of Nature Vision, Inc., dated July 8, 2008.  The warrant provides that Mr. Kiphart may exercise the warrant at any time on or after July 8, 2008, and on or prior to June 30, 2013.

Item 4.	Purpose of Transaction.

As noted in Item 3 above, Mr. Kiphart acquired the warrants to purchase 100,000 shares of the Company’s common stock in connection with the renewal of his loan of $1,000,000 to the Company.  Mr. Kiphart acquired the warrants for investment purposes.

Mr. Kiphart presently does not have plans or proposals that relate to or would result in transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, but he reserves the right to formulate such plans or proposals, and to take action with respect thereto.

Item 5.	Interest in Securities of the Issuer.

(a)     Mr. Kiphart is the beneficial owner of 650,752 shares of common shares of the Company (which includes 6,800 shares which may be purchased upon exercise of a stock option and 200,000 shares of which may be purchased upon exercise of warrants), representing approximately 25.8% of the outstanding common stock of the Company.

(b)     Mr. Kiphart has the sole power to vote and the sole power to dispose of 650,752 common shares of the Company (which includes 6,800 shares which may be purchased upon exercise of a stock option and 200,000 shares of which may be purchased upon exercise of warrants).

(c)     The only transaction in the Company’s common shares that was effected by Mr. Kiphart during the past 60 days is that described in this Schedule 13D.

(d)     Not applicable.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1.
Demand Promissory Note, dated July 8, 2008, in the principal amount of $1,000,000 executed by Nature Vision, Inc. in favor of Richard Kiphart (previously filed as Exhibit 10.1 to the Company’s Form 8-K dated July 8, 2008).

2.
Warrant for the Purchase of Shares of Common Stock of Nature Vision, Inc., dated July 8, 2008, issued to Richard Kiphart (previously filed as Exhibit 10.2 to the Company’s Form 8-K dated July 8, 2008).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 14, 2008	/s/ Richard P. Kiphart
Richard P. Kiphart